October 7, 2009

Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:

We were previously principal accountants for Vineyard National Bancorp and, under the date of May 19, 2008, we reported on the consolidated financial statements of Vineyard National Bancorp as of and for the years ended December 31, 2007 and 2006 (and the effectiveness of internal control over financial reporting as of December 31, 2007).  On October 2, 2009, we resigned.  We have read Vineyard National Bancorp’s statements included under Item 4.01 of its Form 8-K dated October 7, 2009 and we agree with such statements, except that we are not in a position to agree or disagree with Vineyard National Bancorp’s statements in the first paragraph other than our notification of resignation on October 2, 2009.

Very truly yours,

/s/ KPMG LLP